SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

CODE OF CONDUCT AND INTEGRITY

OUR MESSAGE

To our Customers, Shareholders, Investors, Partners, Suppliers, Government, the Community and Society:

We Sabesp, its senior management, employees and managers - are committed to an ethical, transparent and respectful conduct towards people and the environment. For this reason, our Code of Conduct and Integrity presents the values and principles that guide our actions with various stakeholders.

Sabesp’s Senior Management, aware of the society’s evolution in which it operates and its needs and demands, hereby expresses its full approval of this Code and encourages our employees and partners to adopt its principles aiming at building a better Company and society for everyone.

It is our duty, without exception, to comply with the values, principles and conducts set forth in this Code. A crucial part of this commitment to ethical behaviour depends on the active role performed by each one of us, including the use of the Whistleblowing Channel every time we become aware of an inappropriate or incompatible conduct. The anonymity, confidentiality and non-retaliation are assured.

We have created an Ethics Committee, linked to the Board of Directors, which has advisory, executive, deliberative, normative and educational attributions, with the objective of ensuring constant update and application of this Code.

Our Channel of Trust (canaldeconfianca@sabesp.com.br) answers questions concerning the appropriate behaviour in a real day-to-day situation.

“In order to do more and better every day, fulfilling our purpose as utility services provider to the population, always taking into consideration every human being, we work to ensure an environment free of harassment or embarrassment that embraces diversity, in order to continue to be a Company people are proud to be part of.”

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

1.	PRESENTATION

In our mission of “provide sanitation services and contributing to the improvement the quality of life and the environment”, we are socially responsible, committed to legality, ethics and transparency and operate based on our Vision “of being a global benchmark in the provision of water and sanitation services, in a sustainable, competitive and innovative manner, focused on customers”.

We act as agents of sustainable development, using our economic performance as basis of environmental responsibility to promote the well-being of our employees, the communities where we operate, and Brazil.

The economic, financial and social sustainability guidelines strengthen our growth as a company and our commitment to the environment and society.

Our Code complies with the Code of Ethics of the State Government (State Decree 60.428/2014), the Novo Mercado Regulation, Federal Law 13.303/2016, State Decree 62.349/16 and anti-corruption laws.

2. INTRODUCTION

Ethics is the ideal human conduct and an intrinsic part of the development of civilization that guides each one of us, human beings, in our decision about what is good and right for us and for our life our relationships with fellow human beings, aiming at the common good.

Personal ethics and business ethics are inseparable. The adoption of ethical principles and conducts, including the fight against and intolerance to any and all types of fraud and corruption, is part of our culture and reflects our organizational identity.

The adoption of the ethical principles and conducts outlined in this code is essential to ensure that we - senior management (members of the Board of Directors and Executive Board), members of the Audit Committee, Fiscal Council and Eligibility and Advisory Committee, and employees (employees, interns and apprentices) - act in an integrated and coherent manner when conducting our relations and business with various stakeholders: customers, shareholders, investors, suppliers, partners, government, the community and society in general.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

3. OUR GOALS

Be a benchmark of conduct for all our senior management and employees, regardless of the position or function held, in internal and external relationship with customers, shareholders, investors, suppliers, partners, third parties, government, the community and society in general.

Strengthen our ethical, legal and transparent behaviour, based on values incorporated by all of us, for being fair and appropriate, reducing the subjectivity of personal understandings of moral and ethical principles.

Strengthen our image and the image of our employees with our stakeholders.

To be a benchmark in the fight against all forms of fraud, corruption, bribery and harmful acts to the public administration, especially those provided for in Brazilian and foreign anti-corruption laws.

4 OUR CODE OF CONDUCT AND INTEGRITY

Our Code of Conduct and Integrity is the main guideline and foundation for sustainable, social, environmental, legal, transparent and ethical management.

Our Code consists of organizational values, ethical principles and rules that have been observed throughout Sabesp's existence, which are consolidated in statements that guide and underpin our relations with our various stakeholders: senior management, employees, customers, shareholders, investors, suppliers, partners, third parties, government, the community and society in general.

Our Code is the basis to consolidate and expand the reputation already built by Sabesp, of a socially responsible Company, and offers subsidies and guidance so that ongoing actions are improved and new actions are implemented in compliance with the Company’s mission and guidelines.

All of us - senior management and employees - upon joining the Company, are committed to reading and complying with the ethics and conduct principles provided for in our Code.

Suppliers, partners, third parties and stakeholders have broad access to our Code on Sabesp’s official website.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

We - senior management and employees - receive periodical training on this Code. Moreover, the members of the Board of Directors and the executive officers receive training on the risk management policy and other matters related to the Company’s activities.

4.1. OUR ETHICAL VALUES

RESPECT FOR SOCIETY AND CUSTOMERS

Offer quality products and services at appropriate rates.

RESPECT FOR THE ENVIRONMENT

Promote sustainable development, education and environmental awareness, ensuring the protection, preservation and recovery of water resources and the environment, for both present and future generations.

RESPECT FOR PEOPLE

Provide equal opportunities, with respect, acceptance and opportunity for diversity, as well as professional development. Work to establish relationships of trust and encourage participation through communication and integration.

INTEGRITY

Act with justice, legality, coherence, transparency, ethics and honesty in all practices and decisions.

COMPETENCE

Act with professionalism, promptness, effectiveness, ensuring the quality of processes, services and products. To value shared knowledge, proactivity, creativity, innovation, simplicity and flexibility in the pursuit of solutions.

CITIZENSHIP

To act in accordance to the principles of citizenship and responsibility in promoting the public good. Understand the main role of the Company in the lives of its customers and the whole society.

4.2. OUR ETHICAL PRINCIPLES

We - Sabesp - are committed to the following ethical business principles:

1.	Promote a sustainable balance between the social, economic and environmental levels.
2.	Seek continuous improvement of the quality of products and services offered, and commitment to results.
3.	Preserve public and private resources, using them efficiently, effectively and lawfully.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

4.	Make fair decisions and take actions, promoting balance and harmony, reconciliating the interests and purposes of Sabesp and its various stakeholders.
5.	Respect the current legislation and fight against any type of fraud, corruption, bribery and practice of harmful acts to Brazilian and foreign governments and private entities.
6.	Establish trust as a principle of the relationship between the Company and its various stakeholders.
7.	Act with transparency in professional relationships, corporate governance practices and communication with the various stakeholders.
8.	Act to ensure people management practices that respect diversity and strengthen motivation, satisfaction and commitment, welcoming and creating opportunities for differences, as a way of expanding internal views and the capacity for innovation.
9.	Strengthen and improve the relationship with the communities where we directly operate and the society in general.

4.3. OUR ETHICAL CONDUCTS

Based on ethical values and principles, we adopt the following conducts at Sabesp:

ENVIRONMENTAL PREVENTION AND PRECAUTION

Develop our activities based on the principles of environmental prevention and precaution, seeking continuous improvement and not adopting practices that endanger the environment.

ENVIRONMENTAL EDUCATION

Promote Environmental Education to the various stakeholders and society in general.

ENVIRONMENTAL EXCELLENCE

Reach and exceed legal compliance standards, creating and adding value to the business, as well as actively committed to the environmental recovery processes.

PRODUCT QUALITY

Responsibility with sanitation and health.

SERVICE QUALITY

Timely assistance to our customers’ requests and complaints with quality, seeking the resolution to problems reported.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

FAIR AND IMPARTIAL ASSISTANCE

Respect to the diversity of our various stakeholders, with appropriate communication channels in terms of dimension and functionality, committing to exercise our activities in a fair and impartial manner, without any kind of favouritism, free of prejudice and any form of fraud, corruption, bribery and practice of harmful acts to Brazilian and foreign governments and private entities.

SOCIAL DEVELOPMENT

Exercise our activities in a legal, ethical and transparent manner, considering the legitimate interests of our stakeholders and society, improving the life quality of the community, in a planned and sustainable manner.

RIGHT TO INFORMATION

Ensure the right of access to transparent, clear and easy-to-understand information, pursuant to the law.

DIALOGUE CHANNELS

Keep open channels with the press, social media and the various segments of society.

SHAREHOLDER AND INVESTOR RELATIONS

Maintain a specific area to ensure accurate and transparent communication with our shareholders and investors.

ACCOUNTING RECORDS

Maintain accounting records in a correct, consistent, accurate, true and complete manner, with as many details and context as possible to ensure the transparency and reliability of our economic and financial transactions, according to the current legislation and current accounting practices. We make our books available to the audit firms and the competent inspection and regulatory authorities.

RELATIONS WITH COMPETITORS

We maintain a respectful conduct with our competitors, complying with the current legislation, establishing our relationship on ethical principles.

DONATIONS

We - the Company, our employees and senior management - are prohibited from making any donation or using Sabesp’s resources (financial, property, vehicles, equipment, emails, network and corporate cell phone, among others) in political campaign to help political parties or candidates, among other conducts prohibited by specific legislation. The aforementioned prohibition applies to the use of Sabesp’s resources in campaigns or elections of institutions and associations in general.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

ANTI-CORRUPTION AND ANTI-BRIBERY

We repudiate any practices that may harm public or private, national or foreign interest, against the principles of public administration, and that jeopardize bidding processes and contracts, such as:

•         Frustrate or breach, through adjustment, arrangements or any other means, the competitive nature of the bidding process;

•         Prevent, disturb or defraud the holding of any bidding process;

•         Ward off or try to deflect a bidder, by means of fraud or by offering any type of advantage;

•         Defraud the bidding process or contract resulted from it;

•         Create, in a fraudulent or irregular manner, a legal entity to participate in bidding processes or signing contracts;

•         Illegally obtain improper advantage or benefit from changes or extensions to contracts executed with the government, without authorization by law, in the bid notices or in the respective contracts;

•         Manipulate or defraud the economic and financial balance of contracts executed with the government.

Our senior management and employees, suppliers, partners and third parties will not receive, pay, grant, offer, promise, request, directly or indirectly, any good, property, money, sponsorship, trip, gratuity, gift, meal, favour, benefit, or any economic or equity advantage to any person, institution or authority, public or private.

4.4. OUR SENIOR MANAGEMENT AND EMPLOYEES

NORMATIVE INSTRUMENTS

Our senior management and employees exercise their roles based on the hierarchical position held, compliance with the organization’s normative instructions and legal principles, undertaking to communicate and ensure the dissemination of knowledge and work instructions.

HEALTH AND SAFETY AT WORK

Our senior management, employees, suppliers, partners and third parties are responsible for the health and safety of the organization’s employees, by complying with the laws and internal regulations related to Health and Safety in order to ensure a healthy environment and quality of life for the employees.

RELATIONS WITH EMPLOYEES’ REPRESENTATIVE ENTITIES

We act in such a way that our senior management, employees, suppliers, third parties and partners are not submitted to restrictions or

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp embarrassment for participating in entities and associations, as a way to fully exercise their rights, by helping the personal development and improvement of the workplace environment.

Our senior management carry out collective negotiation processes with responsibility and transparency, based on a healthy dialogue with unions and other entities that represent our employees’ expectations.

DEVELOPMENT AND PROFESSIONAL OPPORTUNITY

We act so that our employees have equal opportunities for professional training, in order to increase the quality of their works and contribute to their professional growth, through a process based on merit, performance, competence and respect, considering the diversity in a fair and balanced way.

DISCRIMINATION

Our senior management, employees, suppliers, third parties and partners are encouraged and instructed to exercise their functions in a professional and respectful way, free from prejudice based on origin, race, gender, color, sexual orientation, age, religion, or any other form of discrimination. Everyone should take an active role in fighting prejudice, making the Company’s environment a positive influence in all areas of activity, rather than having a passive attitude towards social injustice.

MORAL AND SEXUAL HARASSMENT

We repudiate moral or sexual harassment practices. Our senior management, employees, suppliers, third parties and partners must perform their roles aiming to eliminate violence and gender inequality, at its various levels, in order to ensure an environment free from any and all constraints.

RIGHT TO INFORMATION

Our senior management and employees must disclose information that contribute to the quality of work, or institutional information of employees’ interest.

CONFIDENTIALITY AND OWNERSHIP OF DATA, INFORMATION AND PRODUCTS

Our senior management and employees have the obligation to ensure the confidentiality of classified information and protect industrial secrets, computer programs, patents and utility models owned by the Company, as well as private or confidential data under their responsibility. All data, information and products developed for the Company by employees, senior management, suppliers and partners are owned by Sabesp.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

USE OF INSIDE INFORMATION

Our senior management and employees, due to their access to material information, are prohibited from trading Sabesp shares, debentures or securities during the lock-up periods, as well as sharing material information, which has not yet been disclosed to the public. Material information refers to information that may have an impact on the quotation of Sabesp’s securities.

USE AND PROTECTION OF ASSETS, EQUIPMENT AND SERVICES

The assets, equipment, services and means of communication must be used in a way that does not to disagree with internal guidelines or impair the work’s and the Company’s interests. It is prohibited to use:

  assets, services and employees, due to the position or function held by them, for their own benefit;
  other Sabesp resources (handouts, computers, printers, existing equipment or equipment to be created, information, working hours, vehicles, etc.), for their own interests.

Whenever necessary, Sabesp may inspect and monitor facilities, equipment, vehicles, computers, e-mails and other means of storage and communication, in compliance with legal provisions and internal rules related to the matter.

NEPOTISM

Our senior management and employees are prohibited from appointing, hiring or maintaining a spouse, partner or relatives up to the third degree, under their direct subordination or with influence in the hiring, appointment, promotion or any kind of favoritism.

CONFLICTS OF INTEREST

Our senior management and employees, while performing their internal and external roles, ensure that there are no conflicts of interests towards the Company. It is prohibited to:

  participate in the purchase or sale of products, services or works involving companies whose partners or representatives are related by blood or marriage, until the third degree;
  participate in the purchase or sale of products, services, and works, as an individual or managing partner of a legal entity;
  conduct business for their own benefit with suppliers at the same time that an on-going business is being carried out between Sabesp and the said supplier, whereby you are one of Sabesp’s representatives with the said supplier (for example: request maintenance favours; negotiate the purchase and sale of vehicles;
  negotiate the purchase and sale of properties; obtain loans or carrying out any other business transaction for their own benefit).
  perform activities that, due to their nature, are incompatible with the roles of the position held, or that conflicts with Sabesp’s business and interests, or that are incompatible in terms of working hours or jeopardize professional performance.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Our senior management and employees have the legal obligation to inform their superiors, or the competent authorities, of any situations or doubts regarding possible conflicts of interest.

RECEIVING GIFTS AND GRATUITIES

Our senior management and employees, suppliers, partners and third parties shall not receive or request favors, compensation, transportation, accommodation, goods, property, services or any economic advantage or equity. It is prohibited to:

  accept, suggest, request and receive, directly or indirectly, gifts, favors or benefits of commercial value from customers, suppliers, partners, third parties and public or private entities;
  accept, suggest, request and receive gratuities, commissions, bribes, payments and financial aid, under any circumstances;
  receive sponsorships or donations for internal or external parties and events, under any circumstances. It’s allowed to receive gifts of no commercial value, distributed as a courtesy or publicity during special events or commemorative dates, such as pens, diaries or T-shirts with the company’s logo.
  any gifts and gratuities received must be formally refused by mail, returning the gifts and gratuities.

PARTICIPATION IN EVENTS

Our senior management and employees may participate in events, congresses, seminars and technical visits in Brazil and abroad, which are of Sabesp’s strategic or technological interest. The expenses related to such participation (registration fees, travel, accommodations, food and others) shall not be paid by persons, companies or entities that may directly or indirectly benefit from or influence any Company act or decision.

SPONSORSHIPS

Sponsorships are allowed, provided that they are related to the corporate objectives and do not result in political or personal favours to any professional linked to Sabesp.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

DONATIONS AND VOLUNTARY CONTRIBUTIONS

Only donations with philanthropic, cultural, educational, social and/or environmental purposes, in accordance with the Company’s values and ethical principles, are allowed. Donations of properties and contributions in cash are not allowed. The donations are aimed to municipal, state or federal public entities or non-profit organizations. Donations to individuals, political parties and their candidates are not allowed, as established by the Voluntary Donations and Contributions Corporate Policy.

IRREGULARITIES INVESTIGATIONS

Our senior management, employees, suppliers, third parties, partners and other external stakeholders shall immediately inform the Whistleblowing Channel of any irregularity or unlawful act, fact, data or situation which they are aware of. The content of the claim is investigated according to corporate procedure and must contain the minimum elements necessary to check the truth of the facts. Anonymity is preserved but unfounded, fraudulent or deceitful claims may be investigated.

WHISTLEBLOWER PROTECTION

It is forbidden to punish or retaliate, in any way, the whistleblower or employee who has provided information in good faith to the Whistleblowing Channel or by other means.

4.5 RELATIONSHIP WITH SUPPLIERS, PARTNERS AND THIRD PARTIES

PRODUCTION CHAIN

We encourage the prevention, care and minimization of environmental impacts resulting from our production chain, by assessing the quality of our suppliers’ services and properly monitoring the execution of the services.

LEGISLATION AND SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

In our contracting process we clarify the necessary requirements for all suppliers, partners and third parties to comply with the current legislation and commit to social, environmental and good governance practices, aiming to positively impact society, especially with the abolition of child and forced labour, and comply with anti-corruption laws, while collaborating with the achievement of UN’s Sustainable Development Goals (SDGs).

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

EQUALITY

Our suppliers, partners and third parties in an equivalent or similar situation shall receive the same treatment and opportunities, and restrictions are allowed based solely on solid technical and professional basis.

TRUST

We maintain a relationship of trust with our suppliers, partners and third parties, based on mutual ethical behaviour.

5 CONSEQUENCES

The objective of this Code is to collectively build awareness and upright behaviours aimed at the collective good. However, if any irregularity or violation of the Code of Conduct and Integrity occurs, provided that materiality and authorship have been identified, disciplinary measures will be applied to our senior management and employees, in compliance with the corporate event investigation procedure (PE-AU007), as well as with the rules provided for in the labour legislation.

If companies, third parties or partners are involved, contractual sanctions shall be applied, without prejudice to the other applicable legal measures.

6 ETHICS COMMITTEE

Our Ethics Committee, whose composition is defined by Resolution of the Executive Board, is responsible for preparing, reviewing and disclosing this Code, ensuring the relevance, update, dissemination and application of Sabesp’s Code of Conduct and Integrity.

The Committee:

•	analyzes the nature and frequency of violations to the Code;
•	recommends preventive and corrective actions;
•	monitors the violation processes, and;
•	encourages employees’ commitment to ethical and impartial conduct.

7 COMPLIANCE AREA

At Sabesp we have a Risk Management and Compliance Area that is responsible for establishing the Institutional Compliance Policy, a document that defines guidelines, principles and competences for the

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp consolidation of the Integrity Program through the whole hierarchical levels of the Company.

8 WHISTLEBLOWING CHANNEL

When we become aware of conduct that is not ethical, upright or transparent, we use the whistleblowing channel, which is a direct, autonomous and confidential communication channel prepared to welcome people and receive claims of non-compliance with our Code of Conduct and Integrity. The service is provided by a specialized contractor that ensures the confidentiality of information and the anonymity of the whistleblower.

Link: www.contatoseguro.com.br/sabesp.

The records of such misconduct occurrences can be made by filling out a digital form or calling 0800 900 8001, which are channels made available by Contato Seguro. Otherwise, users can do it in person or by sending a letter addressed to the Internal Audit Department (Rua Costa Carvalho, 300 - CEP: 05429-900).

The Internal Audit Department is responsible for processing information, ensuring anonymity and protecting the confidentiality of those involved, aiming to preserve rights and the neutrality of decisions.

The Audit Committee is responsible for monitoring procedures for investigating violations to the Code of Conduct and Integrity, as well as the events reported through the whistleblowing channel.

9 TRUST CHANNEL

Our Channel of Trust is an institutional mechanism for answering any questions about the application of the Code of Conduct and Integrity on daily situations. This channel aims to inform our employees on ethical behaviour while conducting Sabesp’s business at all levels.

If you have any questions about the appropriate behaviour in a real day-to-day situation, send an e-mail the Trust Channel: canaldeconfianca@sabesp.com.br.

Our Code of Conduct and Integrity is available on the Corporate Portal, Sabesp’s website and on the Transparency Portal. In addition to this, it has been disclosed to our senior management, employees, suppliers, third parties and partners.

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

This Code was published in 2006 and updated in 2014, 2018 and on February 25, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 19, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.